Exhibit 99.1

Pulsenmore Announces Pricing of $7.5 Million Private Placement with a Single Healthcare Focused Institutional Investor

RAMAT GAN, Israel, June 25, 2026 /PRNewswire/ — Pulsenmore Ltd. (NASDAQ: PLSM) (TASE: PLSM), a pioneer in home ultrasound technology, today announced that it has entered into a securities purchase agreement with a healthcare-focused institutional investor, for the purchase and sale of 1,562,500 ordinary shares (or pre-funded warrants in lieu thereof) and ordinary warrants to purchase up to 1,562,500 ordinary shares in a private placement at a combined purchase price of $4.80 per ordinary share and accompanying warrant (or $4.7999 per pre-funded warrant and accompanying ordinary warrant), representing a premium to the Nasdaq Minimum Price under Nasdaq rules. The gross proceeds from the offering are expected to be approximately $7.5 million, before deducting placement agent commissions and other estimated offering expenses. The ordinary warrants will have an exercise price of $4.80 per share, will be exercisable immediately upon issuance, and will expire five years following the date of issuance. The pre-funded warrants will have at an exercise price of $0.0001 per share and will be exercisable immediately until exercised in full.

Elazar Sonnenschein, Chief Executive Officer of Pulsenmore commented, “This financing supports our next phase of growth and is intended to enable us to further expand our commercial footprint, particularly in the U.S. market, increase market penetration, and execute on strategic initiatives designed to drive long-term growth. We remain focused on advancing our mission, strengthening our market position, and delivering sustainable value to all stakeholders.”

The closing of the Offering is expected to occur on or about June 26, 2026, subject to the satisfaction of customary closing conditions. The Company currently intends to use the net proceeds from the Offering for marketing and commercialization activities, working capital and other general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

The offer and sale of the foregoing securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the terms of the securities purchase agreement entered into with the investor, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares and ordinary shares underlying Warrants sold in the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through home-use ultrasound technology that connects mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, the anticipated gross proceeds from the Offering, the intended use of proceeds therefrom, the satisfaction of customary closing conditions, and the expected timing and completion of the Offering. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 30, 2026 and in subsequent filings with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com